UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Amendment No. 6
Under the Securities Exchange Act of 1934

Municipal Advantage Fund Inc. (MAF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

626189104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. _____

CUSIP No.: 626189104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  913,213

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  913,213

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

913,213

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

12.58%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 913,213 shares of MAF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 12.58% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 913,213 shares or 12.58% of the outstanding shares. Jo Ann Van Degriff presently owns 2,150 shares. Mrs. Van Degriff purchased shares on November 11, 2005 at $12.29 (150 shares), December 7, 2005 at $12.31 (1,000 shares), December 29, 2006 at $13.34 (1,300 shares), May 23, 2007 at $13.58 (100 shares) and on May 25, 2007 at $13.56 (150 shares). Ms. Van Degriff sold shares on September 15, 2006 at $12.80 (100 shares), September 18, 2006 at $12.82 (50 shares), September 19, 2006 at $12.83 (50 shares), September 20, 2006 at $12.85 (100 shares), September 21, 2006 at $12.86 (200 shares) and September 25, 2006 at $13.02 (50 shares). George W. Karpus presently owns 27,450 shares. Mr. Karpus purchased shares on May 11, 2004 at $12.17 (2,100 shares), December 14, 2005 at $12.30 (2,000 shares), November 27, 2006 at $13.28 (3,000 shares), November 30, 2006 at $13.31 (4,500 shares), December 7, 2006 at $13.39 (1,000 shares), December 11, 2006 at $13.29 (1,000 shares), January 10, 2007 at $13.37 (1,000 shares), January 17, 2007 at $13.34 (1,200 shares), January 19, 2007 at $13.37 (2,700 shares), February 12, 2007 at $13.54 (2,500 shares), March 16, 2007 at $13.68 (4,450 shares), and on March 23, 2007 at $13.75 (4,000 shares). Mr. Karpus sold shares on December 29, 2004 at $13.05 (50 shares), September 7, 2006 at $12.72 (50 shares), September 12, 2006 at $12.76 (50 shares), September 13, 2006 at $12.81 (50 shares), September 15, 2006 at $12.79 (250 shares), September 18, 2006 at $12.80 (250 shares), September 19, 2006 at $12.82 (100 shares), September 20, 2006 at $12.84 (400 shares), September 21, 2006 at $12.85 (700 shares) and September 25, 2006 at $13.01 (100 shares). Karpus Investment Management, Inc. presently owns 3,150 shares. Karpus Investment Management, Inc. purchased shares on November 10, 2004 at $12.87 (1,400 shares), November 27, 2006 at $13.28 (500 shares), December 4, 2006 at $13.40 (1,000 shares) and on December 6, 2006 at $13.43 (1,000 shares). Karpus Investment Management, Inc. sold shares on December 29, 2004 at $13.05 (50 shares), September 7, 2006 at $12.72 (50 shares), September 15, 2006 at $12.80 (100 shares), September 18, 2006 at $12.81 (100 shares), September 19, 2006 at $12.83 (50 shares), September 20, 2006 at $12.84 (150 shares), September 21, 2006 at $12.86 (200 shares) and September 25, 2006 at $13.02 (50 shares). Urbana Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.36%. Urbana Partners L.P. currently owns 76,514 shares of MAF. None of the other principals of KIM presently own shares of MAF.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 6/1/2007  1,800   $13.50
 6/5/2007  8,700   $13.51
 6/6/2007  3,900   $13.48
 6/7/2007  1,900   $13.25
 6/13/2007  9,700   $13.06
 6/18/2007  (140)  $13.18
 7/2/2007  2,400   $13.08
 7/16/2007  4,600   $13.03
 7/16/2007  (1,110)  $13.15
 7/20/2007  (390)  $13.22
 7/23/2007  2,500   $13.21
 7/25/2007  52,800   $13.34
 7/26/2007  1,100   $13.35
 7/31/2007  2,500   $13.35
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Investment Strategist
Date:   August 3, 2007